RECEIVED
OCT 20 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 186

Rockyview Energy

October 19, 2006

Please reply to:
STEVE CLOUTIER
President & C.E.O.
Direct Dial: (403) 538-5025
Email: cloutiers@rockyviewenergy.com

RECEIVED
OCT 20 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 186

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549

RE: Rockyview Energy Inc. (the "Company")
File # 82-34899
Exemption Pursuant to the Rule 12g3-2(b)

Dear Sir/Madam:

Find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended we enclose the following documents:

Date	Document	Date	Document
Sept 25 2006	Revised annual information form – English	Oct 4 2006	News Release – Rockyview Energy achieves record production of 2,800 boe per day
Sept 28 2006	News release – Rockyview updates corporate presentation		

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
NOV 07 2006
THOMSON FINANCIAL

Yours truly,

S Cloutier

Steve Cloutier
President

06018088

Encls.

dw 11/6

2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 ▲ FAX: (403) 538-5050 ▲ EMAIL: invest@rockyviewenergy.com ▲ WEBSITE: www.rockyviewenergy.com

Exemption # 82-34899

Rockyview Energy

NEWS RELEASE

Rockyview updates corporate presentation

Calgary, Alberta, September 28, 2006 – Rockyview Energy Inc. (TSX: RVE) ("Rockyview") has updated its corporate presentation, which may be accessed on its website at www.rockyviewenergy.com.

Rockyview is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Rockyview is based in Calgary, Alberta.

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance & C.F.O.,
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

Reader Advisory - Statements in this news release may contain forward-looking information including expectations of future production. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

Rockyview Energy

NEWS RELEASE

ROCKYVIEW ENERGY ACHIEVES RECORD PRODUCTION OF 2,800 BARRELS OF OIL EQUIVALENT PER DAY

New pool discoveries and successful execution of compression projects drive production growth

Calgary, Alberta, October 4, 2006 – Rockyview Energy Inc. (TSX: RVE) ("Rockyview" or the "Company") is pleased to provide the following corporate update.

As a result of its drilling, compression and tie-in activities to the end of the third quarter of 2006, Rockyview added in excess of 4.7 million cubic feet ("mmcf") or 794 barrels of oil equivalent ("boe") per day of production by the end of the quarter, with another 425 boe per day tested and awaiting tie-in. Entering the fourth quarter, production stands at approximately 2,800 boe per day, of which 96% is comprised of natural gas. This represents an increase of over 30% from second quarter average production. Specifically these increases came from the following core areas:

- Central Alberta
  - Installed 2,600 horsepower of compression facilities and tied-in 29 (25 net) wells, resulting in net incremental volumes of 3.6 mmcf (600 boe) per day.
  - Successfully drilled a 100% working interest natural gas well in Central Alberta, resulting in a new discovery that has demonstrated a production capability of 2.1 mmcf (350 boe) per day.
- Western Alberta
  - Successfully drilled and tied-in a 62.5% working interest Jurassic gas well at Thunder that is currently producing 700 thousand cubic feet ("mcf") per day, and showed up-hole potential in the Mannville formation. Net production to Rockyview is 437 mcf (73 boe) per day.
- Peace River Arch
  - Successfully drilled and tied-in a 28% working interest Triassic gas well in the Peace River Arch, resulting in a new natural gas discovery that is producing 2.6 mmcf per day. Net production to Rockyview is 728 mcf (121 boe) per day.
  - Successfully drilled and completed two Triassic oil wells (50% and 20% working interests) that have tested at gross rates of 100 boe/d and 130 boe/d, respectively. This new pool discovery has numerous potential development locations.
- Drilling Inventory & Farm-Outs

- Identified in excess of 100 (71 net) drilling locations on its lands, providing a 2-3 year drilling inventory. In addition, Rockyview has up to 50 (35 net) drilling locations for Horseshoe Canyon CBM on freehold lands, as well as 55 net undeveloped sections prospective for Upper Mannville CBM locations.
- Entered into farm-out agreements with industry partners that will see a minimum of 5 wells drilled on non-strategic lands.

Central Alberta

Compression

Rockyview commissioned two compressors in its Central Alberta core area during the third quarter. These projects were undertaken as part of a significant Horseshoe Canyon coalbed methane ("CBM") drilling program in late 2005 that saw the Company drill a total of 39 CBM wells. All wells drilled in 2005 and 2006 have now been put on production.

At Wood River, Rockyview has completed the construction and installation of a 1,500 horsepower (50% working interest) electrically-powered compressor and dehydration station at 10-30-42-23W4. The installation of the 10-30 facility not only has helped to optimize production from existing wells that were producing against higher line pressures, but also reduced the load on other compressors at Wood River, thereby providing incremental capacity to accommodate Rockyview's future plans to drill in excess of 30 shallow CBM wells. Rockyview has also increased its midstream business at Wood River, processing an additional 2.0 mmcf per day of third party gas through its facilities.

At Bittern, the Company has completed the construction and installation of a 1,100 horsepower (100% working interest) electrically-powered compressor and de-hydration station at 4-10-46-22W4. Seventeen wells have been tied-in to the facility, producing approximately 2.8 mmcf per day. Further development and extension of the field is expected in 2007.

Rockyview now has sufficient capacity to enable it to execute all future Horseshoe Canyon CBM drilling programs at significantly reduced capital costs, given that the infrastructure already exists.

Natural Gas Discovery

Rockyview has successfully drilled and completed a 100% interest dual zone New Pool Wildcat at Watelet, in Central Alberta. The well location was based on a seismically defined lower Mannville prospect and encountered natural gas in both the Ellerslie and Glauconitic zones.

The Glauconitic was flow-tested for 120 hours at an average rate of 1.0 mmcf per day at a final flowing wellhead pressure of 7,569 kPa. The sand face absolute open flow ("AOF") potential for this zone was 2.4 mmcf per day. A total of 5.0 mmcf of gas was withdrawn from the reservoir without showing evidence of depletion. A high permeability, high porosity reservoir with 2.4 metres of net pay was indicated.

The Ellerslie was flow-tested for a 48-hour period at a restricted rate of 1.1 mmcf per day at a final flowing wellhead pressure of 6,590 kPa. The sand face AOF for this zone was 3.3 mmcf per day. Analysis of the well test showed no depletion and the presence of a high permeability reservoir. Net pay is estimated at 1.5 metres in this zone.

Combined volumetric reserves for these zones are estimated by management to be approximately 3 billion cubic feet ("bcf") per section. Rockyview has secured transportation and processing into a third-party system and is negotiating the capacity to be made available.

The Company has also acquired additional seismic data in the area and has identified two additional locations.

Western Alberta

At Thunder, in the Western Alberta core area, Rockyview successfully drilled and completed a 62.5% interest well for 3 meters of Nordegg sweet gas pay. The location was based on a recently-completed 3-dimensional seismic program. Well test analysis indicates permeability in excess of 200 millidarcies, no pressure depletion, and no apparent reservoir boundaries. The well has been tied-in, and is currently producing 700 mcf per day with no water. Volumetric reserves are estimated by management to be approximately 2 bcf per section. Additional reserves are also indicated on logs in the Mannville formation. Net production to Rockyview is 437 mcf (73 boe) per day. Based on the 3-D seismic data and the results of this well, potential for a multi-well follow-up drilling program on high-interest Rockyview lands has been confirmed.

Rockyview has also completed its drilling commitment pursuant to a farm-in on 36,000 net acres in the Thunder area (news release January 19, 2006). In total, the Company drilled four (2.5 net) wells and earned 8 (5.0 net) sections of land. All wells are in various stages of completion.

Peace River Arch

In the Peace River Arch, the Company successfully participated in the drilling and tie-in of a 28% interest Triassic gas well, resulting in a new natural gas discovery that is producing at a restricted rate of 2.6 mmcf per day. The well encountered 4 metres of sweet gas pay and flowed at 6.4 mmcf per day at a pressure of 4,800 kPa upon perforation. Initial pressure and flow data indicate no depletion and a high permeability reservoir. Additional follow-up locations are being evaluated. Net production to Rockyview is 728 mcf (121 boe) per day.

The Company also successfully drilled and completed two Triassic oil wells (50% and 20% working interests), resulting in a new pool discovery with infill and step-out potential. These wells flowed oil with associated gas at combined rates of approximately 100 boe/d and 130 boe/d, respectively. Tie-in work has commenced and ultimate production rates and on-stream dates will depend on facility modifications.

Drilling Inventory & Farm-Outs

Rockyview estimates that it has a current drilling inventory of more than 150 wells, targeting multiple horizons which will be drilled over the next 2-3 years. In addition, the Company has entered into several farm-out agreements with industry partners that will see a minimum of 5 wells with continuing options for an additional 12 wells to be drilled on non-strategic lands, at no expense to Rockyview.

About Rockyview

Rockyview is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Rockyview is based in Calgary, Alberta. Rockyview's common shares trade on the Toronto Stock Exchange under the symbol "RVE".

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance, C.F.O. & Corporate Secretary
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production, expectations of future capital costs, plans for exploration, development and drilling activities and other operational developments. Readers are cautioned

that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

Exemption # 82-34899

Rockyview Energy

ROCKYVIEW ENERGY INC.

REVISED ANNUAL INFORMATION FORM

for the year ended December 31, 2005

March 24, 2006

G:\062118\0001\AIF\AIF Revised (03).doc

TABLE OF CONTENTS

CONVENTIONS

Certain terms used herein are defined under the heading "Glossary of Terms".

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

Unless the context otherwise requires, references herein to "Rockyview" or the "Corporation" include Rockyview, ROG and Rockyview Partnership.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial period, being December 31, 2005.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and the documents incorporated by reference herein constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions but no assurance can be given that these expectations will prove to be correct and the forward-looking statements included in this Annual Information Form and the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein.

In particular, this Annual Information Form and the documents incorporated by reference herein contains forward-looking statements pertaining to the following:

- the performance characteristics of the Corporation's oil and gas properties;
- oil and natural gas production levels and the sources of their growth;
- capital expenditure programs;
- the estimated quantity of oil and natural gas reserves and recovery rates;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- planned construction and expansion of facilities;
- drilling plans;
- availability of rigs, equipment and other goods and services;
- procurement of drilling licenses;
- reserve life;
- plans for and results of exploration and development activities;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- treatment under governmental regulatory regimes and tax laws; and
- realization of the anticipated benefits of acquisitions and dispositions.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form and the documents incorporated by reference herein:

- general economic, market and business conditions in Canada, the United States and globally;
- volatility in market prices for oil and natural gas;
- risks inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- unanticipated operating events which can reduce production or cause production to be shut in or delayed;

- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- actions by governmental authorities, including increases in taxes;
- the availability of capital on acceptable terms;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to obtain industry partner and other third party consents and approvals, when required; and
- the other factors discussed under "Risk Factors" in this Annual Information Form.

Statements relating to "reserves" or "resources" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future. These factors should not be construed as exhaustive. The Corporation undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

The business acquisition report of Rockyview in the form of the information circular of Espoir Exploration Corp. ("**Espoir**") dated December 6, 2005 relating to the special meetings of the securityholders of Espoir held on January 10, 2006 to approve the Espoir Arrangement (the "**Espoir Business Acquisition Report**") filed with various securities commissions or similar authorities in the provinces of Canada, is specifically incorporated by reference into, and forms part of, this Annual Information Form and has been filed on SEDAR at www.sedar.com.

CORPORATE STRUCTURE

Name, Address and Incorporation

Rockyview Energy Inc.

Head Office:	Registered Office:
Suite 2250, 801 – 6th Avenue S.W.	Suite 1400, 350 – 7th Avenue S.W.
Calgary, Alberta	Calgary, Alberta
T2P 3W2	T2P 3N9

Rockyview was incorporated under the ABCA as 1163924 Alberta Inc. on April 12, 2005. On April 28, 2005, Rockyview amended its articles of incorporation to change its name to "Rockyview Energy Inc.". On June 21, 2005, Rockyview amalgamated with 1163947 Alberta Inc. ("**1163947**") pursuant to a plan of arrangement under section 193 of the ABCA involving APF Energy Trust ("**APF Trust**"), the unitholders of APF Trust, APF Energy Inc. ("**APF Inc.**"), Rockyview and 1163947 and a business combination involving APF Trust and Starpoint Energy Trust (the "**Rockyview Arrangement**").

Intercorporate Relationships

Rockyview has one wholly-owned subsidiary, ROG, which was formed by articles of amalgamation filed pursuant to the ABCA on January 11, 2006, in connection with the amalgamation of Rockyview Oil & Gas Ltd. (formerly Espoir Exploration Corp.) and Espoir Acquisition Corp. In addition, Rockyview is the managing partner of Rockyview Partnership, which was formed under the laws of Alberta pursuant to a partnership agreement dated as of January 11, 2006 between the Corporation and ROG. All of Rockyview's producing assets have been contributed to Rockyview Partnership.

The following diagram illustrates the corporate structure of the Corporation, the percentage of voting securities owned and the jurisdiction of incorporation or formation of Rockyview and its subsidiaries as at the date of this Annual Information Form which gives effect to the completion of the Espoir Arrangement.


Rockyview Energy Inc.
(Alberta)
100%
66.83%
33.17%
Rockyview
Oil & Gas Ltd.
(Alberta)
Rockyview
Energy Partnership
(Alberta)

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On April 12, 2005, Rockyview issued 100 Common Shares at a price of $0.01 per share to facilitate its organization.

Rockyview has been engaged in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the Province of Alberta since it commenced active operations on June 21, 2005 following completion of the Rockyview Arrangement.

Pursuant to the Rockyview Arrangement, Rockyview acquired working interests in certain of APF Trust's producing assets and undeveloped lands in the Wood River, Wetaskiwin, Bashaw, Stettler, Bittern Lake, Clive and Kneller properties in Central Alberta (the "**Rockyview Initial Properties**"). At the effective date of the Rockyview Arrangement, the Rockyview Initial Properties were producing approximately 1,000 boe/d, 93% of which was comprised of natural gas. In addition, the Rockyview Initial Properties included approximately 55,000 net acres of undeveloped lands prospective for both conventional production and coal bed methane. Under the terms of the Rockyview Arrangement, the unitholders of APF Trust, at their election, received 0.167 Common Shares for each trust unit of APF Trust held. An aggregate of 10,256,840 Common Shares were issued to the former unitholders of APF Trust pursuant to the Rockyview Arrangement.

On June 21, 2005, Rockyview completed the private placement of 1,826,484 units ("**Units**") of Rockyview for gross proceeds of approximately $8.0 million (the "**Unit Offering**"). Each Unit consisted of one Common Share and one-half of one common share purchase warrant of Rockyview, each whole common share purchase warrant ("**Warrant**") entitling the holder thereof to acquire one additional Common Share at an exercise price of $5.26 per share at any time on or prior to 4:30 p.m. (Calgary time) on February 21, 2008. The directors and senior officers of Rockyview acquired an aggregate of 1,109,603 Units pursuant to the private placement. All of the Units issued pursuant to the private placement were placed in escrow as described under "Escrowed Securities".

Rockyview's Common Shares were listed and posted for trading on the TSX under the symbol "RVE" on June 24, 2005.

On November 18, 2005, Rockyview acquired 34,247 Units pursuant to the terms of an Escrow Agreement (as defined below) from a senior officer of Rockyview who ceased to be a Rockyview Service Provider (as defined below). The Common Shares and Warrants comprising such units were returned to treasury and cancelled. In addition, in connection with the departure of the senior officer from Rockyview, options to purchase 95,000 Common Shares owned by the senior officer were cancelled.

Significant Acquisitions and Recent Developments

Espoir Arrangement

On January 11, 2006, Rockyview acquired all of the issued and outstanding shares of Espoir pursuant to the Espoir Arrangement. The consideration paid by Rockyview for Espoir was $67.1 million which consisted of the issuance of 7.441 million Common Shares of Rockyview and the payment of $8.325 million in cash to former shareholders of Espoir and the assumption of Espoir net debt of $12.73 million. The cash portion of the acquisition was financed primarily through the Corporation's credit facility. Further information respecting the Espoir Arrangement is contained in the Espoir Business Acquisition Report which is incorporated by reference and forms part of this Annual Information Form.

DESCRIPTION OF THE BUSINESS

General

Rockyview is engaged in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the Province of Alberta.

Business Plan

Stated Business Objectives

Rockyview's objective is to grow cash flow, production and reserves on a per share basis through a combination of effective drilling and accretive acquisitions. The most essential factor in achieving this is an integrated management team with a cohesive plan to extract maximum value from the Rockyview asset base.

Rockyview will focus on the creation of value primarily through the generation and drilling of exploration and development prospects as well as through the exploitation and production of existing reserves. Rockyview targets areas and prospects that it believes could result in meaningful reserve and production additions.

Since commencing operations in June 2005 Rockyview has concentrated on exploration and development drilling of prospects in its core areas in the Province of Alberta. Rockyview also intends to pursue strategic acquisitions of oil and natural gas properties where it believes further exploration, exploitation and development opportunities exist. Rockyview's activities are currently directed predominantly towards natural gas and light oil prone prospects.

Rockyview will internally generate exploration and development opportunities possessing medium risk and multi-zone potential and will utilize a portfolio approach in developing these opportunities to achieve a balance of risk profiles and commodity exposures with a weighting towards natural gas. Rockyview will maintain a balance between exploration, development and exploitation drilling, combined with acquisition opportunities that meet its business parameters. To achieve sustainable and profitable growth, management of Rockyview believes in controlling the timing and costs of its projects wherever possible. Further, to minimize competition within its geographic areas of interest, Rockyview strives to maximize its working interest ownership in its properties where reasonably possible. While management believes that Rockyview has the skills and resources necessary to achieve its objectives, participation in the exploration and development in the oil and natural gas industry has a number of inherent risks. See "Risk Factors".

In reviewing potential drilling or acquisition opportunities, Rockyview gives consideration to the following criteria:

- risk capital required to secure or evaluate the investment opportunity;
- the potential return on the project, if successful;
- the likelihood of success; and
- the risked return versus cost of capital.

In general, Rockyview uses a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure, in an attempt to generate sustainable high levels of profitable production and financial growth.

The board of directors of Rockyview may, in its discretion, approve acquisitions that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Operating Focus

Rockyview's assets are located in the greater Wood River area, located between Red Deer and Edmonton in south central Alberta. This gas prone area is prospective in numerous geological formations, for both conventional production as well as coal bed methane ("**CBM**"). In addition to a stable production base that comes with an operated infrastructure of facilities, Rockyview now has approximately 39,000 acres of undeveloped land from which it can grow its platform.

Rockyview has allocated most of its human and financial resources to developing this operating area. This includes executing on a drilling program that has currently identified approximately 50 locations, ranging from low risk development wells to higher impact exploration wells.

Using a strategy that will take advantage of the management team's strengths, Rockyview will also identify and evaluate new potential core areas. Target criteria will be: high, operated working interests; multi-zone potential; and drilling upside.

Building Rockyview with a focused set of properties will position Rockyview more effectively for an ultimate exit strategy that could involve an outright sale, a merger with another energy company or a conversion into a trust.

Specialized Skill and Knowledge

Strong Management

Drawing on a collective experience of more than 100 years in the oil and gas business, Rockyview's management team has a demonstrated track record of bringing together all of the key components to a successful exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; capital markets expertise; and an entrepreneurial spirit that allows Rockyview to effectively identify, evaluate and execute on value-added initiatives. See "Directors and Executive Officers".

Drilling and Acquisitions

Rockyview's management team has demonstrated top decile performance in its ability to generate, high-grade and monetize drilling prospects. While at APF Inc., this group was responsible for a drilling program which, from 2001 to 2004, was the only one among the royalty trust sector that, on average, replaced at least 100 percent of its production through the drill bit and other production enhancement techniques. By creating a drilling program that comprised low risk development, step out and exploration initiatives, APF Inc. demonstrated that it could effectively maximize the value of its asset base through a diversified portfolio management approach.

The inventory for this drilling activity was created through grass roots initiatives such as crown land acquisitions and farm-ins, as well as through corporate and asset acquisitions. Immediately prior to the announcement of its merger with StarPoint Energy Trust and with more than 500,000 net acres, APF Inc. had one of the sector's highest ratios of undeveloped land to daily production.

APF Inc. also demonstrated an ability to execute effectively on mergers and acquisitions. Focussing not only on the quality of on-stream production but also on the upside still resident in an acquisition opportunity, APF Inc. was able to quickly turn this potential to its unitholders account, becoming one of the highest cash-flowing trusts.

Competitive Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The oil and natural gas industry is intensely competitive and Rockyview will be required to compete with a substantial number of other corporations which have greater technical and financial resources. With the maturing nature of the Western Canadian Sedimentary Basin, the access to new prospects is becoming more and more competitive and complex. Management believes that Rockyview will be able to explore and develop new production and reserves with the objective of increasing its cash flow and reserve base.

Rockyview will attempt to enhance its competitive position by operating in areas where its technical personnel are able to reduce some of the risks associated with exploration, production and marketing because they are familiar with the areas of operation.

Cycles

The Corporation's business is generally not cyclical. The exploration and development of oil and natural gas reserves is dependent on access to areas where drilling is to be conducted. Seasonal weather variation, including freeze-up and break-up affect access in certain circumstances.

Environmental Protection

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See "Industry Conditions – Environmental Regulation".

Employees

As at December 31, 2005, Rockyview had 12 full-time employees and 4 part-time consultants, all of whom were located at its office in Calgary.

Environmental, Health and Safety Policies

Environmental protection and employee health and safety are core values recognized and supported by the Corporation. The Corporation actively supports these areas by integrating the essential principles and practices through its environmental management systems and employee occupational health and safety programs. The Corporation ensures policies and procedures are fully integrated with and within all operating units by advising and educating employees, suppliers and contractors in the safe use, transportation, storage and disposal of products and materials. The Corporation promotes and enhances safety and environmental awareness and protection through the implementation and communication of the Corporation's environmental management and employee occupational health and safety programs policies and procedures. Effective committee structures are established in the Corporation's operations to all for employee participation and development of Corporation policies and programs which provide employees with job orientation, training, instruction and supervision necessary to assist them in conducting their activities in an environmentally responsible and safe manner.

The Corporation develops emergency response teams and preparedness plans in conjunction with local authorities, emergency services and the communities it operates in to ensure prompt response to an environmental incident should it arise. Environmental assessments are undertaken for new projects or when acquiring new properties or facilities to identify, assess and minimize environmental risks and operational exposures. The Corporation conducts audits of operations to confirm compliance with internal standards and to stimulate improvement in practices where needed. Accurate documentation is maintained to support internal accountability and measure operational performance against recognized industry indicators to ensure the objectives of the policies and programs are achieved.

The Corporation also faces environmental, health and safety risks in the normal course of its operations due to the handling and storage of hazardous substances. The Corporation's environmental and occupational health and safety management systems are designed to identify, prevent and control such risks in the Corporation's business and ensure immediate action is taken to mitigate the extent of any environmental, health or safety impacts from such operations. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits.

DESCRIPTION OF PRINCIPAL PROPERTIES

The following is a description of Rockyview's principal oil and natural gas properties and minor exploration properties as at December 31, 2005. The term "net", when used to describe Rockyview's share of production, means Rockyview's working interest share of production before deducting royalties owned by others. Unless otherwise specified, gross, net acres, well count and production information are as at December 31, 2005. Reserve amounts are stated (before deduction of royalties) as at December 31, 2005, based on escalating costs and price assumptions and are derived from reserve information contained in the Rockyview Sproule Report. See "Statement of Reserves Data and Other Oil and Gas Information".

Wood River – South-Central Alberta

The Wood River property is located between Red Deer and Edmonton in south-central Alberta approximately 90 kilometres southwest of Edmonton. The Wood River property is Rockyview's major property, producing approximately 912 boe/d, 8% of which is oil and NGL, and representing approximately 89% of Rockyview's total production volumes. Rockyview's property interests in Wood River consist of working interests ranging from 12% to 100% and averaging 51% (reserves volume weighted). As at December 31, 2005, Rockyview had an interest in 147 producing wells (92.7 net), one water disposal well (0.5 net) and 72 shut-in wells (47.8 net). The average Rockyview working interest production from the property was approximately 880 boe/d for the first week of March, 2006. Rockyview operates approximately 60% of the wells associated with this property. In addition, Rockyview has an average 75% working interest in two oil batteries. All of Rockyview's on stream production is gathered in flowlines connecting wells to central batteries. At the central batteries, produced oil, natural gas and water is separated. All of the production is pipeline connected. Water is disposed of in water disposal wells.

The Wood River property consists of 31,025 gross (15,747 net) acres of developed land and 14,200 gross (9,500 net) acres of undeveloped land.

The Rockyview Sproule Report attributes proved plus probable reserves of 3,587 mboe to Rockyview's working interest in the Wood River area.

Rockyview commenced activities in this area in June 2005.

Infrastructure is very important in the Wood River trend.

Rockyview's undeveloped land base at Wood River holds an inventory of approximately 36 gross (22 net) firm drilling locations. The average working interest is 60% in the firm locations. The Corporation also has approximately 58 gross (30 net) contingent drilling locations. These locations are to be drilled if certain of the firm wells are successful. The Corporation expects to drill approximately 30 wells per year thereby giving Rockyview a three year inventory of drilling opportunities. The average cost, assuming no significant drilling problems, to drill and complete wells in the Wood River area is approximately $250,000. Costs to tie-in wells is an additional $200 to $300 thousand including compression. Rockyview also has ongoing 3D seismic and land acquisition programs which are designed to identify additional drilling opportunities to add to this inventory in the Wood River area.

The Wood River play is very competitive as many companies are actively acquiring land, drilling wells and attempting to obtain facility access.

Minor Property

The Bittern Lake property, located approximately 30 kilometres south east of Edmonton, is not yet producing, awaiting the delivery and installation of 1,200 horsepower of gas compression facilities in 2006. As at December 31, 2005, Rockyview had a 100% working interest in 16 gas wells, 12 of which were drilled in 2005. Rockyview expects 16 wells (16 net) will be tied in to the ATCO pipeline system and placed on production in the third quarter of 2006.

The Rockyview Sproule Report attributes proved plus probable reserves of 746 mboe to Rockyview's working interest in the Bittern Lake area.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated March 24, 2006. The effective date of the Statement is December 31, 2005 and the preparation date of the Statement is February 15, 2006.

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by Sproule with an effective date of December 31, 2005 contained in the Rockyview Sproule Report and an evaluation by GLJ with an effective date of December 31, 2005 contained in the Espoir GLJ Report. The Reserves Data summarizes the oil, NGL and natural gas reserves of the Corporation and Espoir and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. Although the Corporation acquired Espoir on January 11, 2006 and therefore did not beneficially own the oil, NGL and natural gas reserves of Espoir until such time, the reserves information herein pertaining to Espoir is presented as if the Espoir Arrangement had been completed effective December 31, 2005. The Reserves Data conforms to the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which Rockyview believes is important to the readers of this information. Rockyview engaged Sproule and GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

Information disclosed below under the "Pro Forma" subheadings refer to the applicable information under the Rockyview Sproule Report and Espoir GLJ Report presented, for ease of reference, on a pro forma basis effective December 31, 2005.

The tables below summarize Rockyview and Espoir's crude oil, NGL and natural gas reserves and the estimated present worth of future net cash flows associated with such reserves, as at December 31, 2005. The information set forth below is derived from the Rockyview Sproule Report and Espoir GLJ Report, which were prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The tables summarize and aggregate the data contained in the Rockyview Sproule Report and Espoir GLJ Report and, as a result, may contain slightly different numbers than the Rockyview Sproule Report and Espoir GLJ Report due to rounding. **All evaluations of future net cash flows are stated before and after the provision for income taxes and prior to indirect costs and after deduction of royalties,**

estimated future capital expenditures and well abandonment costs and after giving effect to ARTC. It should not be assumed that the present values of estimated future net cash flows shown below is representative of the fair market value of Rockyview's crude oil, NGL and natural gas reserves. There is no assurance that the price and cost assumptions used in estimating such future net cash flows will be consistent with actual prices and costs and variances could be material. The recovery and reserve estimates of Rockyview's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The Report of Rockyview Management and Directors on Reserves Data and Other Information (on Form 51-101F3) (Rockyview Reserves as at December 31, 2005) and the Report on Reserves Data by Sproule (on Form 51-101F2) (Rockyview Reserves as at December 31, 2005) are included in this Annual Information Form. See Schedule B - "Report of Rockyview Management and Directors on Oil and Gas Disclosure in Accordance with Form 51-101F3 (Rockyview Reserves as at December 31, 2005)" and Schedule A - "Report on Reserves Data by Sproule Associates Limited in Accordance with Form 51-101F2 (Rockyview Reserves as at December 31, 2005)", respectively.

The Report of Rockyview Management and Directors on Reserves Data and Other Information (on Form 51-101F3) (Espoir Reserves as at December 31, 2005) and the Report on Reserves Data by GLJ (on Form 51-101F2) (Espoir Reserves as at December 31, 2005) are included in this Annual Information Form. See Schedule D - "Report of Rockyview Management and Directors on Oil and Gas Disclosure in Accordance with Form 51-101F3 (Espoir Reserves as at December 31, 2005)" and Schedule C - "Report on Reserves Data by GLJ Petroleum Consultants Ltd. in Accordance with Form 51-101F2 (Espoir Reserves as at December 31, 2005)", respectively.

All of Rockyview's reserves are in Canada and, specifically, in the Province of Alberta.

Reserves Data (Constant Prices and Costs)

Rockyview Sproule Report

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2005 Based on Constant Price Assumptions

	Reserves							
	Light and Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved								
Developed Producing	122	123	5,851	4,947	1,365	1,226	24	61
Developed Non-Producing	-	-	1,372	1,172	6,194	5,335	6	4
Total Developed	122	123	7,223	6,119	7,559	6,561	30	65
Undeveloped	-	-	160	139	7,231	6,412	-	-
Total Proved	122	123	7,383	6,258	14,790	12,973	30	65
Probable	89	93	3,680	3,141	5,831	5,138	15	41
Total Proved Plus Probable	211	216	11,063	9,399	20,621	18,111	45	106

Net Present Values of Future Net Revenue

Reserves Category	Before Income Taxes Discounted at (%/year) 0	5	10	15	20	After Income Taxes Discounted at (%/year) 0	5	10	15	20
					(Thousands of Dollars)					
Proved										
Developed Producing	65,850	53,444	46,089	40,923	37,013	60,521	48,501	41,474	36,590	32,924
Developed Non-Producing	44,998	37,959	32,630	28,484	25,183	31,312	25,759	21,619	18,441	15,943
Total Developed	110,848	91,403	78,719	69,407	62,196	91,834	74,260	63,093	55,031	48,867
Undeveloped	33,933	26,313	20,769	16,618	13,436	23,946	17,836	13,448	10,203	7,746
Total Proved	144,781	117,716	99,488	86,025	75,632	115,780	92,096	76,541	65,234	56,612
Probable	72,654	49,501	36,587	28,426	22,876	53,628	35,928	26,170	20,086	15,993
Total Proved Plus Probable	217,435	167,217	136,075	114,451	98,508	169,408	128,025	102,711	85,320	72,605

Total Future Net Revenue (Undiscounted)
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	231,175	24,604	29,432	29,301	3,057	144,781	29,001	115,780
Proved Plus Probable	330,419	35,941	42,573	31,300	3,171	217,435	48,026	169,408

Future Net Revenue by Production Group
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	5,976
	Natural Gas (including by–products but excluding solution gas from oil wells)	37,313
	Coal Bed Methane	55,460
	Other Revenue	739
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	7,604
	Natural Gas (including by–products but excluding solution gas from oil wells)	50,295
	Coal Bed Methane	76,953
	Other Revenue	1,223

Espoir GLJ Report

Summary of Crude Oil, NGL and Natural
Gas Reserves and Net Present Values of Estimated Future
Net Revenue as of December 31, 2005 Based on Constant Price Assumptions

Reserves Category	Reserves: Light and Medium Oil Gross (mbbl)	Net (mbbl)	Natural Gas Gross (mmcf)	Net (mmcf)	Natural Gas Liquids Gross (mbbl)	Net (mbbl)
Proved						
Developed Producing	40	38	5,605	3,986	46	29
Developed Non-Producing	93	76	3,551	2,636	47	30
Total Developed	133	114	9,156	6,622	93	59
Undeveloped	-	-	-	-	-	-
Total Proved	133	114	9,156	6,622	93	59
Probable	135	114	4,681	3,555	67	46
Total Proved Plus Probable	268	228	13,837	10,177	160	105

Net Present Values of Future Net Revenue

Reserves Category	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	36,828	32,314	28,895	26,223	24,080	33,006	28,858	25,732	23,300	21,358
Developed Non-Producing	24,847	20,509	17,479	15,229	13,484	16,910	13,616	11,387	9,769	8,533
Total Developed	61,675	52,823	46,374	41,452	37,564	49,916	42,374	37,119	33,069	29,891
Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	61,675	52,823	46,374	41,452	37,564	49,916	42,374	37,119	33,069	29,891
Probable	36,304	26,807	21,030	17,179	14,443	24,330	17,792	13,869	11,273	9,438
Total Proved Plus Probable	97,979	79,630	67,404	58,631	52,007	74,246	60,266	50,988	44,342	39,329

Total Future Net Revenue (Undiscounted)
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	110,842	25,185	20,361	3,153	467	61,675	11,760	49,916
Proved Plus Probable	172,651	38,120	31,498	4,539	515	97,979	23,733	74,246

Future Net Revenue by Production Group
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	8,184
	Natural Gas (including by–products but excluding solution gas from oil wells)	38,190
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	13,343
	Natural Gas (including by–products but excluding solution gas from oil wells)	54,061

Pro Forma

Summary of Crude Oil, NGL and Natural
Gas Reserves and Net Present Values of Estimated Future
Net Revenue as of December 31, 2005 Based on Constant Price Assumptions

Reserves Category	Reserves							
	Light and Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved								
Developed Producing	162	161	11,456	8,933	1,365	1,226	70	90
Developed Non-Producing	93	76	4,923	3,809	6,194	5,335	53	34
Total Developed	255	237	16,379	12,742	7,559	6,561	123	124
Undeveloped	-	-	160	139	7,231	6,412	-	-
Total Proved	255	237	16,539	12,880	14,790	12,973	123	124
Probable	224	207	8,360	6,697	5,831	5,138	82	87
Total Proved Plus Probable	479	444	24,900	19,577	20,621	18,111	205	211

Reserves Category	Net Present Values of Future Net Revenue — Before Income Taxes Discounted at (%/year) 0	5	10	15	20	After Income Taxes Discounted at (%/year) 0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	102,678	85,758	74,984	67,146	61,093	93,527	77,359	67,206	59,890	54,282
Developed Non-Producing	69,845	58,468	50,109	43,713	38,667	48,222	39,375	33,006	28,210	24,476
Total Developed	172,523	144,226	125,093	110,859	99,760	141,750	116,734	100,212	88,100	78,758
Undeveloped	33,933	26,313	20,769	16,618	13,436	23,946	17,836	13,448	10,203	7,746
Total Proved	206,456	170,539	145,862	127,477	113,196	165,696	134,570	113,660	98,303	86,503
Probable	108,958	76,308	57,617	45,605	37,319	77,958	53,720	40,039	31,359	25,431
Total Proved Plus Probable	315,414	246,847	203,479	173,082	150,515	243,654	188,291	153,699	129,662	111,934

Total Future Net Revenue (Undiscounted)
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
	(Thousands of Dollars)							
Proved Reserves	342,017	49,789	49,793	32,454	3,524	206,456	40,760	165,696
Proved Plus Probable	503,070	74,061	74,071	35,839	3,686	315,414	71,759	243,654

Future Net Revenue by Production Group
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	14,160
	Natural Gas (including by–products but excluding solution gas from oil wells)	75,503
	Coal Bed Methane	55,460
	Other Revenue	739
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	20,947
	Natural Gas (including by–products but excluding solution gas from oil wells)	104,356
	Coal Bed Methane	76,953
	Other Revenue	1,223

Reserves Data (Forecast Prices and Costs)

Rockyview Sproule Report

Summary of Crude Oil, NGL and Natural Gas Reserves
and Net Present Values of Estimated Future
Net Revenue as of December 31, 2005
Based on Forecast Price Assumptions

Reserves Category	Reserves — Light and Medium Oil Gross (mbbl)	Light and Medium Oil Net (mbbl)	Conventional Natural Gas Gross (mmcf)	Conventional Natural Gas Net (mmcf)	Coal Bed Methane Gross (mmcf)	Coal Bed Methane Net (mmcf)	Natural Gas Liquids Gross (mbbl)	Natural Gas Liquids Net (mbbl)
Proved								
Developed Producing	122	123	5,851	4,890	1,365	1,216	24	47
Developed Non-Producing	-	-	1,372	1,161	6,194	5,275	6	4

Reserves

Reserves Category	Light and Medium Oil Gross (mbbl)	Light and Medium Oil Net (mbbl)	Conventional Natural Gas Gross (mmcf)	Conventional Natural Gas Net (mmcf)	Coal Bed Methane Gross (mmcf)	Coal Bed Methane Net (mmcf)	Natural Gas Liquids Gross (mbbl)	Natural Gas Liquids Net (mbbl)
Total Developed	122	123	7,223	6,051	7,559	6,491	30	52
Undeveloped	-	-	160	138	7,214	6,340	-	-
Total Proved	122	123	7,383	6,189	14,773	12,831	30	52
Probable	89	93	3,678	3,107	5,826	5,085	15	34
Total Proved Plus Probable	211	216	11,061	9,296	20,599	17,916	45	86

Net Present Values of Future Net Revenue

Reserves Category	Before Income Taxes Discounted at (%/year) 0	5	10	15	20	After Income Taxes Discounted at (%/year) 0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	60,461	50,066	44,017	39,744	36,469	55,101	44,965	39,144	35,077	31,987
Developed Non-Producing	39,841	34,391	30,181	26,846	24,145	27,904	23,401	19,989	17,334	15,219
Total Developed	100,302	84,457	74,198	66,590	60,614	83,005	68,366	59,134	52,411	47,206
Undeveloped	25,941	20,404	16,318	13,221	10,820	18,160	13,551	10,207	7,713	5,811
Total Proved	126,243	104,861	90,516	79,811	71,434	101,165	81,917	69,340	60,124	53,017
Probable	58,339	39,761	29,681	23,355	19,050	43,875	29,198	21,343	16,507	13,269
Total Proved Plus Probable	184,583	144,622	120,197	103,166	90,484	145,040	111,115	90,683	76,631	66,286

Total Future Net Revenue (Undiscounted) as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	215,916	25,492	31,244	29,461	3,476	126,245	25,078	101,165
Proved Plus Probable	302,603	35,868	46,853	31,476	3,823	184,583	39,543	145,040

Future Net Revenue by Production Group as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	5,352
	Natural Gas (including by-products but excluding solution gas from oil wells)	35,843
	Coal Bed Methane	48,749
	Other Revenue	572
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	6,780
	Natural Gas (including by-products but excluding solution gas from oil wells)	46,526
	Coal Bed Methane	65,851
	Other Revenue	1,040

Espoir GLJ Report

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2005 Based on Forecast Price Assumptions

Reserves Category	Reserves					
	Light and Medium Oil		Natural Gas		Natural Gas Liquids	
	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved						
Developed Producing	40	38	5,423	3,823	45	28
Developed Non-Producing	92	75	3,484	2,582	46	30
Total Developed	132	113	8,907	6,405	91	58
Undeveloped	-	-	-	-	-	-
Total Proved	132	113	8,907	6,405	91	58
Probable	135	114	4,418	3,324	65	45
Total Proved Plus Probable	267	227	13,325	9,729	156	103

Reserves Category	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	32,701	29,565	27,090	25,084	23,424	29,288	26,317	23,989	22,116	20,575
Developed Non-Producing	21,181	18,003	15,690	13,926	12,527	15,030	12,414	10,566	9,191	8,125
Total Developed	53,882	47,568	42,780	39,010	35,951	44,318	38,731	34,555	31,307	28,700
Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	53,882	47,568	42,780	39,010	35,951	44,318	38,731	34,555	31,307	28,700
	27,535	20,959	16,872	14,096	12,087	18,736	14,032	11,172	9,258	7,888
Total Proved Plus Probable	81,417	68,527	59,652	53,106	48,038	63,054	52,763	45,727	40,565	36,588

Total Future Net Revenue (Undiscounted) as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	102,941	25,500	19,866	3,157	537	53,882	9,564	44,318
Proved Plus Probable	154,155	36,845	30,673	4,571	647	81,419	18,365	63,054

Future Net Revenue by Production Group as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	7,431
	Natural Gas (including by–products but excluding solution gas from oil wells)	35,349
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	11,743
	Natural Gas (including by–products but excluding solution gas from oil wells)	47,909

Pro Forma

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2005 Based on Forecast Price Assumptions

	Reserves							
	Light and Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved								
Developed Producing	162	161	11,274	8,713	1,365	1,216	69	75
Developed Non-Producing	92	75	4,856	3,743	6,194	5,275	52	34
Total Developed	254	236	16,130	12,456	7,559	6,491	121	110
Undeveloped	-	-	160	138	7,214	6,340	-	-
Total Proved	254	236	16,290	12,594	14,773	12,831	121	110
Probable	224	207	8,096	6,431	5,826	5,085	80	79
Total Proved Plus Probable	478	443	24,386	19,025	20,599	17,916	201	189

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	0	5	10	15	20	0	5	10	15	20
					(Thousands of Dollars)					
Proved										
Developed Producing	93,162	79,631	71,107	64,828	59,893	84,389	71,282	63,133	57,193	52,562
Developed Non-Producing	61,022	52,394	45,871	40,772	36,672	42,934	35,815	30,555	26,525	23,344
Total Developed	154,184	132,025	116,978	105,600	96,565	127,323	107,097	93,688	83,718	75,906
Undeveloped	25,941	20,404	16,318	13,221	10,820	18,160	13,551	10,207	7,713	5,811
Total Proved	180,125	152,429	133,296	118,821	107,385	145,483	120,648	103,895	91,431	81,717
Probable	85,875	60,720	46,553	37,451	31,137	62,611	43,230	32,515	25,765	21,157
Total Proved Plus Probable	266,000	213,149	179,849	156,272	138,522	208,094	163,878	136,410	117,196	102,874

Total Future Net Revenue (Undiscounted) as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	318,857	50,991	51,110	32,618	4,013	180,125	34,642	145,483
Proved Plus Probable	456,758	72,713	77,526	36,047	4,470	266,002	57,908	208,094

Future Net Revenue by Production Group as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	12,783
	Natural Gas (including by–products but excluding solution gas from oil wells)	71,192
	Coal Bed Methane	48,749
	Other Revenue	572
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	18,523
	Natural Gas (including by–products but excluding solution gas from oil wells)	94,435
	Coal Bed Methane	65,851
	Other Revenue	1,040

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" means Rockyview's total working interest before deduction of royalties and without including any royalty interest.

"**Net**" means Rockyview's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties, which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the Rockyview Sproule Report and Espoir GLJ Report, operating costs are assumed to escalate at 2% per annum. Crude oil and natural gas base case prices as forecast by Sproule in the Rockyview Sproule Report and Espoir GLJ Report effective December 31, 2005 are as follows:

Summary of Pricing and Inflation Rate Assumptions as at December 31, 2005
Forecast Prices and Costs

	Oil				Natural Gas	Edmonton Liquids Prices				
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Bow River 25° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	AECO Gas Price ($Cdn/mmbtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Pentanes Plus ($Cdn/bbl)	Inflation Rates [(a)] %/Year	Exchange Rate[(b)] ($US/$Cdn)
Forecast										
2006	60.81	70.07	47.27	59.62	11.58	39.25	47.01	71.77	2.5	0.850
2007	61.61	70.99	47.79	60.39	10.84	39.76	47.62	72.71	2.5	0.850
2008	54.60	62.73	43.23	53.48	8.95	35.14	42.08	64.25	2.5	0.850
2009	50.19	57.53	40.28	49.18	7.87	32.22	38.59	58.92	1.5	0.850
2010	47.76	54.65	38.65	46.75	7.57	30.61	36.66	55.97	1.5	0.850
2011	48.48	55.47	39.44	47.54	7.70	31.07	37.21	56.81	1.5	0.850
2012	49.20	56.31	40.25	48.35	7.83	31.54	37.77	57.67	1.5	0.850
2013	49.94	57.16	41.07	49.17	7.96	32.01	38.34	58.54	1.5	0.850
2014	50.69	58.02	41.90	50.00	8.09	32.50	38.92	59.42	1.5	0.850
2015	51.45	58.89	42.75	50.85	8.23	32.99	39.51	60.31	1.5	0.850
2016	52.22	59.78	43.60	51.70	8.37	33.48	40.10	61.22	1.5	0.850
Thereafter					1.5%/year					

Notes:
(a) Inflation rates for forecasting prices and costs.
(b) Exchange rates used to generate the benchmark reference prices in this table.

(4) Weighted average historical prices realized by Rockyview for the period ended December 31, 2005 were $10.60/mcf for natural gas, $63.72/bbl for oil and $59.35/bbl for NGLs.

(5) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Rockyview Sproule Report and Espoir GLJ Report. Product prices were not escalated beyond December 31, 2005. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation).

Summary of Pricing Assumptions as of December 31, 2005
Constant Prices and Costs

	Oil				Natural Gas	Edmonton Liquid Prices			
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Bow River 25° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	AECO Gas Price ($Cdn/Mmbtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Pentanes Plus ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
2006	61.04	68.12	37.66	52.28	9.99	51.90	59.32	71.35	0.860

(6) The extent and character of all factual data supplied to Sproule and GLJ was accepted by Sproule and GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the Rockyview Sproule Report and Espoir GLJ Report are based were determined in accordance with generally accepted evaluation practices. No field inspections were conducted. Salvage values for facilities and base reclamation costs for any of the Corporation's wells which were assigned no reserves have not been included in the Rockyview Sproule Report and Espoir GLJ Report. No costs were included in the Rockyview Sproule Report and Espoir GLJ Report for the abandonment of surface facilities or gathering systems or for the reclamation of surface leases.

(7) ARTC is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation will qualify for the maximum ARTC.

(8) Estimated future abandonment and reclamation costs related to a property have been taken into account by Sproule and GLJ in determining reserves that should be attributed to a property, and, in determining the aggregate future net revenue therefrom, Sproule and GLJ deducted the reasonable estimated future well abandonment costs.

Reconciliations of Changes in Reserves and Future Net Revenue

Reconciliation of
Corporation Net Reserves
by Principal Product Type
Based on Constant Prices and Costs

	Light and Medium Oil			Natural Gas Liquids		
Factors	**Net Proved (mbbl)**	**Net Probable (mbbl)**	**Net Proved Plus Probable (mbbl)**	**Net Proved (mbbl)**	**Net Probable (mbbl)**	**Net Proved Plus Probable (mbbl)**
June 21, 2005[1]	57.0	131.0	188.0	58.0	28.0	86.0
Extensions						
Improved Recovery						
Technical Revisions	74.0	(38.0)	36.0	6.0	5.0	11.0
Discoveries	-	-	-	6.0	8.0	14.0
Acquisitions						
Dispositions						
Economic Factors						
Production	(8.0)	-	(8.0)	(5.0)	-	(5.0)
December 31, 2005	123.0	93.0	216.0	65.0	41.0	106.0

	Conventional Natural Gas			Coal Bed Methane		
Factors	**Net Proved (mmcf)**	**Net Probable (mmcf)**	**Net Proved Plus Probable (mmcf)**	**Net Proved (mmcf)**	**Net Probable (mmcf)**	**Net Proved Plus Probable (mmcf)**
June 21, 2005[1]	5,884	3,922	9,806	1,538	2,830	4,368
Extensions						
Improved Recovery						
Technical Revisions	(1,043)	(1,592)	(2,635)	846	(50)	796
Discoveries	2,350	811	3,161	10,735	2,358	13,093
Acquisitions						
Dispositions						
Economic Factors						
Production	(933)	-	(933)	(146)	-	(146)
December 31, 2005	6,258	3,141	9,399	12,973	5,138	18,111

Note:
(1) Rockyview commenced active operations on June 21, 2005 following completion of the Rockyview Arrangement.

Reconciliation of Changes in Net Present Values of Future Net Revenue Discounted at 10% Per Year Proved Reserves Constant Prices and Costs

Period and Factor	Before Tax 2005
	(Thousands of Dollars)
Estimated Future Net Revenue at June 21, 2005 [1]	39,864
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties [2]	(8,696)
Net Change in Prices, Production Costs and Royalties Related to Future Production	38,422
Changes in Previously Estimated Development Costs Incurred During the Period	(6,801)
Changes in Estimated Future Development Costs	(27,470)
Extensions and Improved Recovery	
Discoveries	63,722
Acquisitions of Reserves	
Dispositions of Reserves	
Net Change Resulting from Revisions in Quantity Estimates	447
Accretion of Discount [3]	
Net Change in Income Taxes [4]	
All Other Changes	
Estimated Future Net Revenue at December 31, 2005	99,488

Notes:

(1) Rockyview commenced active operations on June 21, 2005 following completion of the Rockyview Arrangement.
(2) Cash flow from operations.
(3) Estimated as 10% of the beginning of period net present value.
(4) The difference between income taxes at beginning of period and income taxes at end of period.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the gross proved undeveloped reserves and the gross probable undeveloped reserves, each by product type, attributed to the Corporation as at the end of each of the financial years noted.

Proved Undeveloped Reserves

Year	Light and Medium Oil	Conventional Natural Gas	Coal Bed Methane	Natural Gas Liquids	BOE
	(mbbls)	(mmcf)	(mmcf)	(mbbls)	(mboe)
2004	-	0	578	-	96
2005	-	160	7,231	-	1,229

In 2005, gross proved undeveloped reserves were attributed to the Wood River properties on account of 39 drilling locations and increased recovery factors. As of the date of this Annual Information Form, none of the 39 wells have yet been drilled.

Probable Undeveloped Reserves

Year	Light and Medium Oil	Conventional Natural Gas	Coal Bed Methane	Natural Gas Liquids	BOE
	(mbbls)	(mmcf)	(mmcf)	(mbbls)	(mboe)
2004	181	4,259	3,209	29	1,454
2005	89	3,680	5,831	15	1,688

In 2005, gross probable undeveloped reserves related to improved decline rates in certain existing pools and drilling locations that were, or were expected to be drilled on Rockyview's oil and natural gas properties.

Undeveloped Reserves

In general, once proved and/or probable undeveloped reserves are identified they are integrated into Rockyview's development plans. The Corporation's business plan generally envisions the development of proved and probable undeveloped reserves within two years of the date of such integration. The various factors that could result in delayed or cancelled development include:

- changing economic conditions;
- changing technical conditions (production anomalies (i.e., water breakthrough, accelerated depletion));
- multi-zone developments (i.e. a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions and regulatory approvals, for example).

Significant Factors or Uncertainties

Other than the various risks and uncertainties that participants in the oil and gas industry are exposed to generally, Rockyview is unable to identify any important economic factors or significant uncertainties that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

Future Development Costs

The following table sets forth development costs deducted by Sproule in the estimation of the future net revenue for Rockyview's properties and assets attributable to the reserve categories noted below.

	Forecast Prices and Costs		Constant Prices and Costs	
Year	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves	Proved Plus Probable Reserves
	(Thousands of Dollars)			
2006	18,667	19,545	18,667	19,546
2007	10,794	11,931	10,634	11,754
2008	-	-	-	-
2009	-	-	-	-
2010	-	-	-	-
Total: Undiscounted	29,461	31,476	29,301	31,300
Total: Discounted at 10%/year	27,154	28,977	27,016	28,824

In all years for which economic forecasts were made by Sproule in the Rockyview Sproule Report, the net revenues from the reserves attributable to Rockyview's properties and assets are well in excess of the estimated future development costs. Therefore, the Rockyview Sproule Report assumes that the Corporation will be able to fund the anticipated expenditures for future development entirely out of its cash flow and will not require other sources in order to develop the proved or probable reserves. As a result, interest or other costs of external funding are not included in the reserves and future net revenue estimates.

Landholdings

Rockyview's developed and undeveloped landholdings (in acres) as at January 12, 2006, are set forth in the following table.

	Undeveloped		Developed		Total	
	Gross [(1)]	Net [(2)]	Gross [(1)]	Net [(2)]	Gross [(1)]	Net [(2)]
Alberta	118,667	87,498	73,823	43,310	192,530	130,808
Total	118,677	87,498	73,823	43,310	192,530	130,808

Notes:
(1) "Gross" means, collectively, the total number of acres in which Rockyview, ROG and Rockyview Partnership have an interest.
(2) "Net" means, collectively, the aggregate of the percentage working interests of Rockyview, ROG and Rockyview Partnership in the Gross acres.

The Seaton-Jordan Report has estimated the fair value of Rockyview's net undeveloped landholdings, as at December 31, 2005, at approximately $14.9 million. For purposes of the Seaton-Jordan Report, "fair value" is defined as the price which Seaton-Jordan

feels could reasonably be expected to be received for the undeveloped lands. In order to determine fair market value, Seaton-Jordan considered the following factors: the acquisition cost of the undeveloped properties; recent sales by others of interest in the same undeveloped properties; terms and conditions (expressed in monetary terms) of recent farmin agreements and work commitments related to the undeveloped properties; and recent sales of similar properties in the same general area.

The Corporation expects that rights to explore, develop and exploit 26,298 gross (21,864 net) acres of undeveloped landholdings attributable to Rockyview's properties and assets may expire by December 31, 2006.

Other Oil and Gas Information

Oil and Natural Gas Wells

The following table summarizes Rockyview's interest, as at December 31, 2005, in producing wells and wells that Rockyview considers to be capable of production.

	Producing Wells				Shut-in Wells (3)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
Alberta	19	13.2	128	79.5	4	1.4	68	46.4

Notes:
(1) "Gross" refers to all wells in which Rockyview has either a working interest or a royalty interest.
(2) "Net" refers to the aggregate of the percentage working interests of Rockyview in the gross wells, before the deduction of royalties.
(3) "Shut-in Wells" refers to wells that are capable of producing crude oil or natural gas, but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Rockyview has an interest are located no further than 10 kilometres from existing pipelines.

History – Daily Sales Volumes and Netbacks

The following tables set forth Rockyview's daily sales volumes and netbacks on a quarterly basis for the periods indicated.

	2005			
	Period Ended December 31	Fourth Quarter	Third Quarter	Second Quarter
	(audited)	(unaudited)	(unaudited)	(unaudited)
Production				
Crude oil and NGL (bbls/d)	74	71	76	83
Natural gas (mcf/d)	5,709	5,682	5,719	5,874
Oil equivalent (boe/d)	1,026	1,018	1,029	1,061
Netbacks per boe				
Revenue (1)	66.32	74.64	60.34	46.19
Royalties	12.78	14.56	11.44	8.99
Production expenses (2)	9.84	11.18	8.69	8.23
Netback	43.70	48.90	40.21	28.97
Netbacks per bbl – Oil and NGL				
Revenue (1)	61.95	59.98	64.03	60.29
Royalties	10.28	10.67	9.95	10.04
Production expenses (2)	9.85	7.65	12.69	3.52
Netback	41.82	41.66	41.38	46.73
Netbacks per mcf – Natural Gas				
Revenue (1)	10.60	11.97	9.62	7.20
Royalties	2.16	2.48	1.93	1.48
Production expenses (2)	2.86	3.25	2.54	2.37
Netback	5.58	6.24	5.15	3.35

	2005			
	Period Ended December 31	Fourth Quarter	Third Quarter	Second Quarter
	(audited)	(unaudited)	(unaudited)	(unaudited)
Capital Expenditures				
Land and seismic	1,318	1,104	202	12
Drilling and completion	8,613	7,280	1,333	-
Facilities and equipment	2,697	2,230	452	15
Property acquisitions and dispositions (net)	-	-	-	-
Corporate acquisition	39,865	-	-	39,865
Other	239	23	216	-
Total	52,732	10,637	2,203	39,892

Notes:

(1) After giving effect to commodity hedges.

(2) Production expenses include expenses related to well workovers, fuel and power costs related to operation of wells, operator wages and salaries and other miscellaneous production costs and are reduced by pipeline fee revenue.

Forward Contracts

Rockyview has no financial or commodity hedges in place.

Additional Information Concerning Abandonment and Reclamation Costs

The following table sets forth information respecting future abandonment and reclamation costs (net of estimated salvage values) for surface leases, wells, facilities and pipelines, which are expected to be incurred during the periods indicated in respect of Rockyview's properties and assets.

	Abandonment and Reclamation Costs Escalated at 2% Undiscounted	Abandonment and Reclamation Costs Escalated at 2% Discounted at 10%
	(Thousands of Dollars)	
Total as at December 31, 2005	5,331	1,821
Anticipated to be paid in 2006	59	56
Anticipated to be paid in 2007	98	85
Anticipated to be paid in 2008	68	49

The amounts disclosed in the foregoing table that have not been deducted as abandonment and reclamation costs in estimating the future net revenue disclosed elsewhere in this Annual Information Form are $1.51 million on an undiscounted basis and $0.52 million on a discounted basis.

Rockyview estimates the costs to abandon and reclaim all its shut in and producing wells, facilities, gas plants, pipelines, batteries and satellites. Rockyview's model for estimating the amount and timing of future abandonment and reclamation expenditures was done on an operating area level. Estimated expenditures for each operating area are based on the AEUB methodology, which details the cost of abandonment and reclamation in each specific geographic region. Each region was assigned an average cost per well to abandon and reclaim the wells in that area. Facility reclamation costs are scheduled to be incurred in the year following the end of the reserve life of its associated reserves. The Corporation will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow. The Corporation currently estimates that the future environmental and reclamation obligations net of salvage value in respect of Rockyview's properties and assets will aggregate approximately $2.76 million escalated at 2% per year.

As at December 31, 2005, Rockyview expected to incur reclamation and abandonment costs in respect of 261 gross (139.1 net) wells located on its properties and assets.

Tax Horizon

Rockyview's management does not expect that Rockyview will be taxable in the next one to two years. Rockyview has estimated approximately $56.5 million of tax pools will be available as at December 31, 2005, which can be used to off-set taxable income.

Costs Incurred

The following table summarizes certain costs (irrespective of whether such costs were capitalized or recorded as an expense) incurred by Rockyview for the periods indicated.

Expenditures	Year Ended December 31, 2005
	(audited) (Thousands of Dollars)
Property acquisition costs – Unproved properties	5,180
Property acquisition costs – Proved properties	34,685
Exploration costs [1]	1,566
Development costs [2]	11,062
Other	239
Total	52,732

Notes:

(1) Cost of land acquired, geological and geophysical capital expenditures and drilling costs for 2005 exploration wells drilled.

(2) Development and facilities capital expenditures.

Exploration and Development Activities

The following table sets out the number of exploratory and development wells (both on a gross and net basis) in which Rockyview participated during the period indicated.

	Year Ended December 31, 2005			
	Exploratory Wells		Development Wells	
	Gross [1]	Net [2]	Gross [1]	Net [2]
Natural Gas	-	-	55	39.5
Total:	-	-	55	39.5

Notes:

(1) "Gross" means the total number of wells in which the Corporation has an interest.

(2) "Net" means the number of wells obtained by aggregating the working interest to be acquired by the Corporation in each of its gross wells.

For details concerning anticipated 2005 exploration and development activities in respect of Rockyview's properties and assets, see "Description of Principal Properties".

Production Estimates

The following table sets out the volumes of the proved plus probable gross production estimated for the year ending December 31, 2006 as estimated by Sproule in assessing the future net revenue disclosed in the tables above.

	Light and Medium Oil (bbls/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbls/d)	BOE (boe/d)
2006 Wood River [1]	51	8,300	21	1,456
2006 Bittern Lake [1]	-	1,616	-	269
Total 2006	51	9,916	21	1,725

Note:

(1) Wood River and Bittern Lake jointly account for approximately 85% of the estimated production attributable to Rockyview's properties and assets.

Production History

The following tables summarize certain information respecting the production, product prices received, royalties paid, operating expenses and resulting netback for Rockyview for the periods indicated.

Product Type/2005 Quarter	Average Daily Production Volume (1)	Average per Unit of Volume Production ($/bbl, $/mcf)			
		Price Received	Royalties Paid	Production Costs	Resulting Netback
Light and Medium Oil and NGLs					
Second Quarter (3)	83	60.29	10.04	3.52	46.73
Third Quarter	76	64.03	9.95	12.69	41.38
Fourth Quarter	71	59.98	10.67	7.65	41.66
Natural Gas					
Second Quarter (3)	5,874	7.20	1.48	2.37	3.35
Third Quarter	5,719	9.62	1.93	2.54	5.15
Fourth Quarter	5,682	11.97	2.48	3.25	6.24

Notes:

(1) Before deduction of royalties.

(2) Netbacks are calculated by subtracting royalties, operating expenses and transportation expenses from revenues.

(3) For the period from commencement of Rockyview's operations on June 21, 2005 to June 30, 2005.

The following table summarizes certain production information for each of Rockyview's important fields for the period from June 21, 2005 to December 31, 2005.

	Light and Medium Oil (mbbls)	Natural Gas (mmcf)	Natural Gas Liquids (mbbls)
Wood River	7.9	981.3	5.5
Wetaskiwin	-	56.0	0.1
Stettler	0.6	32.4	0.2
Clive	-	37.9	-
Other	-	-	-
Total	8.5	1,107.6	5.8

Summary of Selected Reserve Information

The following table sets forth the interest to be acquired, gross reserves, Economic Life and Reserve Value information in respect of Rockyview's properties and assets as at December 31, 2005.

	% Interest Acquired (1)(2)	Gross Reserves (mboe) (2)(3)(7)	Economic Life (years) (2)(3)	Reserve Value (2)(3)(4)(5)	
				($000's)	%
Wood River	65	3,587	16	84,365	70
Clive	5	298	14	6,592	6
Stettler	5	291	9	4,613	4
Bittern Lake	13	746	12	13,659	11
Other	12	610	15	10,967	9
Total (6)	100	5,532	13 (7)	120,196	100

Notes:

(1) The weighted average percentage interest share of total proved plus probable reserves to be acquired by the Corporation in respect of its properties and assets before the deduction of royalties payable to others.

(2) Based on total proved plus probable reserves as set out in the Rockyview Sproule Report.

(3) Utilizing forecast cost and price assumptions.

(4) Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.

(5) Net of capital expenditures. Does not include the value of the undeveloped lands.

(6) Columns may not add due to rounding.

(7) Average of the Economic Life column.

Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to increase existing production in Rockyview's properties and assets, which are in addition to the future development projects taken into consideration by Sproule in estimating the reserve values contained in the Rockyview Sproule Report. Opportunities being considered include:

- approximately three exploration and development drilling locations at Wood River;
- well re-completions to convert wells that have been producing in various zones evaluated in the Rockyview Sproule Report to produce from zones to which Sproule did not assign reserves; and
- additional drilling locations that have been identified through a review of 2-D and 3-D seismic data.

Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the Rockyview Sproule Report.

The Corporation may also identify further development projects and other opportunities to optimize production from its properties and implement operational efficiencies to lower operating expenses from those forecasted in the Rockyview Sproule Report, as it enhances its understanding of its properties and assets with the benefit of new information generated from ongoing operations.

Production History

The following table summarizes the sales volumes of crude oil and natural gas attributable to Rockyview's properties and assets, before deduction of royalties, for the periods indicated. Average production for the year ended December 31, 2005 was 1,026 boe/d.

	Year Ended December 31,
	2005
	(audited)
Crude oil and natural gas liquids (mbbls)	14.4
Average daily production (bbls/d)	74
Natural gas sales (mmcf)	1,107.6
Average daily sales (mcf/d)	5,709
Total oil equivalent (mboe)	198.9
Average daily production (boe/d)	1,026

Direct Revenue and Operating Expenses

The following table summarizes the revenue and operating expenses directly attributable to Rockyview's properties and assets for the periods indicated.

	Year Ended December 31,
	2005
	(audited)
	$
Revenue:	
Petroleum and natural gas sales [(1)]	13,195,154
Royalties	2,542,115
Operating expenses net of fees	1,957,529
Operating Income	8,695,510

Note:

(1) Average product price received for the year ended December 31, 2005 was $66.32/boe.

Marketing Arrangements

Rockyview Crude Oil Summary

Crude oil produced by Rockyview is currently marketed via Trafigura Energy Partnership on 30 day Evergreen contracts, which are renegotiated on an annual basis.

Rockyview did not enter into any physical hedging arrangements in 2005.

Rockyview Natural Gas and Natural Gas Liquids Summary

Rockyview markets the majority of its natural gas production on both the ATCO and TransCanada Corporation pipeline systems, to various creditworthy counterparties at the Canadian Gas Price Reporter 4A Daily Index under 30 day rolling arrangements.

Rockyview holds two minor system gas contracts with Cargill Gas Marketing and Pan Alberta Gas which are for the economic life of reserves.

Rockyview did not enter into any physical hedging arrangements in 2005.

Rockyview's natural gas liquids are sold for the April 1-March 31 contract year to various counterparties which are all now under price renegotiation for the 2005-2006 period.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and, with respect to pricing and taxation of oil and natural gas, by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect Rockyview's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Rockyview is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The price of oil is determined by negotiation between buyers and sellers. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose

an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. An 8,000 m^3 royalty exemption is available to production from a reactivated well that has not produced for the preceding 24-month period, if reactivation occurred after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier oil royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30% for oil pools discovered between April 1, 1974 and September 1, 1992. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35% for oil pools discovered prior to April 1, 1974.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed reference or corporate average price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. These rules preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules do not presently preclude Rockyview from being eligible for the ARTC program.

In November 2003, the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that Rockyview will be required to include in federal taxable income will be 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil, the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for British Columbia announced an Oil and Gas Development Strategy for the Heartlands (the "**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service-sector opportunities.

Some of the financial incentives in the Strategy include:

Royalty credits of up to $10 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

Changes to provincial royalties: new royalty rates for low-productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms, usually from two to five years, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in Alberta has been consolidated into the *Alberta Environmental Protection and Enhancement Act* (the "**APEA**"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Rockyview anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Rockyview believes that it is in material compliance with applicable environmental laws and regulations. Rockyview also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

RISK FACTORS

Rockyview's securities should be considered highly speculative due to the nature of Rockyview's business. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained or incorporated by reference in this Annual Information Form before making an investment decision. An investment in securities of the Corporation should only be made by persons who can afford a significant or total loss of their investment.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Rockyview depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Rockyview's existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Rockyview's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Rockyview will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Rockyview.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Rockyview may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Rockyview. In accordance with industry practice, Rockyview is not fully insured against all of these risks, nor are all such risks insurable. Although Rockyview maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Rockyview could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on Rockyview.

Operational Dependence

Other companies operate some of the assets in which Rockyview has an interest. As a result, Rockyview has limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect Rockyview's financial performance. Rockyview's return on assets operated by others will therefore depend upon a number of factors that may be outside of Rockyview's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

Rockyview manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic.

Rockyview's ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Corporation's control, including:

- the availability of processing capacity;
- the availability and proximity of pipeline capacity;
- the supply of and demand for oil and natural gas;
- the availability of alternative fuel sources;
- the effects of inclement weather;
- the availability of drilling and related equipment;
- unexpected cost increases;
- accidental events;
- currency fluctuations;
- the availability and productivity of skilled labour; and
- regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Rockyview could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. Rockyview competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Rockyview's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Rockyview. Rockyview's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions". Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Rockyview's costs, any of which may have a material adverse effect on Rockyview's business, financial condition and results of operations. In order to conduct oil and gas operations, Rockyview requires licenses from various governmental authorities. There can be no assurance that Rockyview will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Rockyview's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Rockyview to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Rockyview to incur costs to remedy such discharge. Although Rockyview believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Rockyview's financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Rockyview is and will continue to be affected by numerous factors beyond its control. Rockyview's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Rockyview may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Rockyview's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Rockyview's reserves. Rockyview might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rockyview's net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Rockyview are in part determined by Rockyview's borrowing base. A sustained material decline in prices from historical average prices could reduce Rockyview's borrowing base, therefore reducing the bank credit available to Rockyview which could require that a portion, or all, of Rockyview's bank debt be repaid and a liquidation of assets.

Substantial Capital Requirements

Rockyview anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Rockyview's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Rockyview. The inability of Rockyview to access sufficient capital for its operations could have a material adverse effect on Rockyview's financial condition, results of operations and prospects.

Additional Funding Requirements

Rockyview's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Rockyview may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Rockyview to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Rockyview's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, Rockyview's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If Rockyview's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time Rockyview may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Rockyview's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Rockyview may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Rockyview's articles nor its by-laws limit the amount of indebtedness that Rockyview may incur. The level of Rockyview's indebtedness from time to time, could impair Rockyview's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Rockyview may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Rockyview will not benefit from such increases. Similarly, from time to time Rockyview may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Rockyview will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Rockyview and may delay exploration and development activities. To the extent Rockyview is not the operator of its oil and gas properties, Rockyview will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Rockyview's claim which could result in a reduction of the revenue received by Rockyview.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this Annual Information Form are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Rockyview's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. In Rockyview's case, 70% of gas in place associated with proved reserves was estimated using volumetric analysis. Recovery facts and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Sproule and GLJ have used both constant and escalated prices and costs in estimating the reserves and future net cash flows contained in the Rockyview Sproule Report and Espoir GLJ Report, respectively. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Rockyview's oil and gas reserves will vary from the estimates contained in the Rockyview Sproule Report and Espoir GLJ Report, and such variations could be material. The Rockyview Sproule Report and Espoir GLJ Report are based in part on the assumed success of activities Rockyview intends to undertake in future years. The reserves and estimated cash flows set out in the Rockyview Sproule Report and Espoir GLJ Report will be reduced to the extent that such activities do not achieve the level of success assumed in the Rockyview Sproule Report and Espoir GLJ Report.

Insurance

Rockyview's involvement in the exploration for and development of oil and natural gas properties may result in Rockyview becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Rockyview maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Rockyview may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Rockyview. The occurrence of a significant event that Rockyview is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Rockyview.

Dividends

To date, Rockyview has not declared or paid any dividends on the outstanding Common Shares or Preferred Shares (as such term is defined herein). Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of Rockyview's earnings, financial requirements and other conditions existing at such future time. At present, Rockyview does not anticipate declaring and paying any dividends in the near future.

Conflicts of Interest

Certain directors of Rockyview are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Directors and Executive Officers – Conflicts of Interest".

Dilution

Rockyview may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Rockyview which may be dilutive.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licenses and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in the Corporation's ongoing capital program, potentially delaying the program and the results of such program until the Corporation finds a suitable alternative partner.

Reliance on Key Personnel

Rockyview's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Rockyview. Rockyview does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Rockyview are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Rockyview will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Rockyview.

DIVIDENDS

Rockyview has not declared or paid any dividends on the Common Shares since its incorporation. The Board of Directors of Rockyview will determine the actual timing, payment and amount of dividends, if any, that may be paid by Rockyview from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Rockyview, the needs for funds to finance ongoing operations and other business considerations as the Board of Directors of Rockyview considers relevant. Payment of dividends is subject to the consent of Rockyview's lenders.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and preferred shares ("**Preferred Shares**") of Rockyview.

Common Shares

Rockyview is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Rockyview, to receive dividends if, as and when declared by the Board of Directors and to receive *pro rata* the remaining property and assets of Rockyview upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares.

Preferred Shares

Rockyview is authorized to issue an unlimited number of Preferred Shares, issuable in series. The Board of Directors of Rockyview are entitled to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of a series. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Rockyview, whether voluntary or involuntary, the Preferred Shares are entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol "RVE". The following table sets forth the high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares on the TSX as reported by the TSX for the periods indicated, commencing with the date upon which the Common Shares began trading on the TSX:

	Price Range ($)		Trading
Period	**High**	**Low**	**Volume**
2005			
June (24 - 30) [(1)]	6.19	5.81	386,836
July	6.24	5.01	3,872,120
August	5.77	4.88	3,731,673
September	7.56	5.53	3,358,574
October	7.59	5.81	1,505,596
November	5.90	5.05	1,244,142
December	6.32	5.58	1,134,068
2006			
January	6.65	5.86	1,324,388
February	6.44	5.54	2,484,293
March (1 - 24)	6.05	5.65	1,290,557

Note:
(1) The Common Shares began trading on the TSX on June 24, 2005.

PRIOR SALES

Other than the issuance of 913,149 Warrants at a deemed price of $0.64 per Warrant pursuant to the Unit Offering, there is no class of securities of Rockyview that is outstanding but not listed or quoted on a marketplace.

ESCROWED SECURITIES

The following table sets forth the number of securities of each class of the Corporation held in escrow and the percentage of the outstanding securities of the class.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares	1,194,843	6.1%
Warrants	597,415	66.7%

Note:
(1) Burnet, Duckworth & Palmer LLP is the escrow agent for these securities.

Pursuant to escrow agreements (the "**Escrow Agreements**") dated June 21, 2005 among Rockyview, Burnet, Duckworth & Palmer LLP (the "**Escrow Agent**") and subscribers (the "**Escrowed Securityholders**") who acquired Units pursuant to the Unit Offering, the Escrowed Securityholders have deposited in escrow with the Escrow Agent 1,194,843 Common Shares and 597,415

Warrants. Pursuant to the terms of the Escrow Agreements, the 1,194,843 Common Shares are subject to a contractual hold period and releasable from escrow as to one-half of the aggregate number of Common Shares held by the Escrowed Securityholders on October 21, 2006 and June 21, 2007. Pursuant to the terms of the Escrow Agreements, the 597,415 Warrants are subject to a contractual hold period and releasable from escrow as to one-half of the aggregate number of Warrants held by the Escrowed Securityholders on each of the following dates: (i) the later of October 21, 2006 and the date on which the 20 day volume weighted average trading price of the Common Shares reaches $8.76; and (ii) the later of June 21, 2007 and the date on which the 20 day volume weighted average trading price of the Common Shares reaches $8.76. In addition, in the event that an Escrowed Securityholder who was an officer, director, employee or other service provider to Rockyview (a "**Rockyview Service Provider**") at the time of the Unit Offering, ceases to be a Rockyview Service Provider, such person will not be entitled to any further releases of Common Shares pursuant to the applicable Escrow Agreement. If any Common Shares are not released under the Escrow Agreements, Rockyview has the right to repurchase such Common Shares at a price equal to the lesser of $4.38 and the 20-day volume weighted average trading price of the Common Shares on the last trading day immediately prior to such person ceasing to be a Rockyview Service Provider, provided that, for a Rockyview Service Provider terminated without cause by Rockyview the repurchase price for the Common Shares will be the 20-day volume weighted average trading price of the Common Shares on the last trading day immediately prior to such person ceasing to be a Rockyview Service Provider. In the event that an Escrowed Securityholder who was a Rockyview Service Provider at the time of the Unit Offering, ceases to be a Rockyview Service Provider, such person shall cease to have the right to all unvested Warrants pursuant to the applicable Escrow Agreement and such Warrants shall not become exercisable and shall be void and of no further effect thereafter.

All of the Escrowed Securities shall be released from escrow pursuant to the Escrow Agreements if a "change of control" (as defined in the Escrow Agreements) takes place upon receipt by the Escrow Agent of documentation from Rockyview confirming the "change of control" and the date of the "change of control". Pursuant to the Escrow Agreements, the Board of Directors of Rockyview may accelerate the vesting of the Escrowed Securities in such circumstances and on such terms and conditions as the Board of Directors may determine to be appropriate, in its sole discretion.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets forth certain information in respect of Rockyview's directors and executive officers:

Name, Province and Country of Residence	Positions with Rockyview (1)	Principal Occupation During the Five Preceding Years
Steven Cloutier Alberta, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Rockyview since June 27, 2005; prior thereto, President and Chief Operating Officer of APF Inc. and prior thereto Executive Vice President and Chief Operating Officer of APF Inc.
Martin Hislop (4) Alberta, Canada	Director	Retired Businessman since June 22, 2005 and prior thereto Chief Executive Officer of APF Inc.
John Howard (2)(3)(4)(6) Alberta, Canada	Chairman and Director	President, Lunar Enterprises Corp., a private oil and gas company.
Nancy Penner (2)(3) Alberta, Canada	Director	Counsel, Parlee McLaws LLP, a law firm.

Name, Province and Country of Residence	Positions with Rockyview [(1)]	Principal Occupation During the Five Preceding Years
Scott Dawson [(2)(3)(4)] Alberta, Canada	Director	President and Chief Executive Officer of Open Range Energy Corp., a public oil and gas company, since November 30, 2005 and prior thereto President and Chief Executive Officer of Tempest Energy Corp., a public oil and gas company.
Alan MacDonald Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Rockyview since June 27, 2005 and prior thereto Vice President, Finance and Chief Financial Officer of APF Inc.
Daniel Allan Alberta, Canada	Chief Operating Officer	Chief Operating Officer of Rockyview since June 27, 2005; prior thereto, Vice-President Exploration and Production of APF Inc. and prior thereto President and Chief Executive Officer of CanScot Resources Ltd.
Howard Anderson Alberta, Canada	Vice President, Engineering	Vice President, Engineering of Rockyview since June 27, 2005; prior thereto Manager, Central Business Unit of APF Inc., from 2002 to 2004; prior thereto V.P. Engineering and Development at Pioneer Natural Resources Canada Inc., and prior thereto, Manager Exploration at Canadian Hunter Exploration Ltd.

Notes:

(1) All of the directors of Rockyview have been appointed to hold office until the next annual general meeting of shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated. Messrs. Cloutier, Hislop, Howard and Ms. Penner have been directors of Rockyview since May 2005 and Mr. Dawson has been a director since June 2005.

(2) Member of the Audit Committee.

(3) Member of the Compensation, Nominating and Corporate Governance Committee.

(4) Member of the Reserves Committee.

(5) Rockyview does not have an Executive Committee.

(6) Mr. Howard was appointed Chairman of the Board on February 23, 2006.

As at the date hereof, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all of the directors and executive officers of Rockyview is 1,402,563 Common Shares, being approximately 7.2% of the issued and outstanding Common Shares. In addition, the directors and officers of Rockyview own 537,630 Warrants, being approximately 60.0% of the issued and outstanding Warrants.

The following is a brief description of the background of the directors and executive officers of Rockyview.

Steven Cloutier, President, Chief Executive Officer and Director

Prior to his appointment as President and Chief Executive Officer of Rockyview, Mr. Cloutier was the President and Chief Operating Officer of APF Inc. since 2002. From 1996 to 1998, he was Vice President, Corporate Development of APF Inc. In 1998, he was promoted to Executive Vice President and Chief Operating Officer. Since co-founding APF Trust, Mr. Cloutier has been directly involved in oil and gas transactions worth almost more than $2 billion, including APF Trust's merger with StarPoint Energy Trust.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, moving to

Toronto where he practiced corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

Mr. Cloutier was a 2004 Prairies Region Finalist for the Ernst & Young Entrepreneur of the Year Award.

Daniel Allan, Chief Operating Officer

Mr. Allan is a Professional Geologist registered in both Alberta and the state of Wyoming, with more than 30 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the United States. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd. in 1997 as President and Chief Executive Officer. CanScot, an emerging CBM player in the United States and Canada, was acquired by APF Inc. in September of 2003, at which time Mr. Allan joined APF Inc. and became responsible for all its CBM activities. In September 2004, he was promoted to Vice President, Exploration and Production, and assumed overall responsibility for all of APF Inc.'s technical functions, including engineering, operations and GeoScience.

Alan MacDonald, Vice President, Finance and Chief Financial Officer

Mr. MacDonald is a chartered accountant with more than 25 years experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Prior to joining APF Inc., he was Vice President, Finance of Due West Resources Inc., a private oil and gas company.

Mr. MacDonald joined APF Inc. in August 2001 and led the team responsible for all financial, treasury and administrative functions. Mr. MacDonald was appointed Vice President, Finance and Chief Financial Officer of Rockyview in June 2005.

Howard Anderson, Vice President, Engineering

Mr. Anderson has over 25 years of oil and gas experience, specializing in reservoir development, acquisitions and exploration engineering.

Prior to his appointment as Rockyview's Vice President, Engineering, Mr. Anderson worked at APF Inc. as Manager, Central Business Unit, where he had overall responsibility for the development and growth of the assets to be acquired by Rockyview. Prior to joining APF Inc., he served two years as Vice President, Engineering and Development at Pioneer Natural Resources Canada Inc. and 14 years at Canadian Hunter Exploration Ltd, in a series of technical and managerial positions. He started his career with Esso Resources / Imperial Oil Ltd.

A graduate of Queen's University at Kingston with a B.Sc. in Engineering Physics, Mr. Anderson is a member of APEGGA, CIM and SPE. He also serves in an advisory capacity to the Dean of Engineering at the University of Calgary.

Martin Hislop, Director

Mr. Hislop is a chartered accountant with more than 25 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. He was most recently APF Inc.'s Chief Executive Officer.

Prior to co-founding the predecessor of APF Inc. in September 1994, Mr. Hislop was the President and Chief Executive Officer of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the merger of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. During 1984 and 1985, he provided corporate finance consulting services to a Montreal-based investment dealer. Prior to that, Mr. Hislop was Vice President, Finance for Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Under Mr. Hislop's stewardship, APF Trust generated an average annual rate of return of 22%, placing the APF Trust among industry leaders.

Mr. Hislop has sat on the board of a number of energy companies, including APF Inc., Bear Creek Energy Ltd., Millennium Energy Inc. and Bridgetown Energy Corporation and currently sits on the board of Tristar Oil & Gas Ltd.

John Howard, Chairman and Director

Mr. Howard is a professional engineer, graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta.

He has had a distinguished 35-year career in the oil and gas industry, and has held senior leadership roles with Aberford Resources (President and Chief-Executive Officer, 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President and Chief Executive Officer, 1987-97) and Sunoma Energy (President and Chief Executive Officer, 1999-2000) / Barrington Petroleum (President and Chief Executive Officer, 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88).

Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Ketch Resources Ltd. (a subsidiary of Ketch Resources Trust), Eastshore Energy Ltd., Trifecta Resources Inc., Bunker Energy Inc. and Auriga Energy Inc.

Nancy Penner, Director

Ms. Penner is Counsel with Parlee McLaws LLP, where she focuses her practice on securities, and oil and gas law. She has more than 20 years experience in public offerings of established corporations, royalty and income trusts, junior issuers and partnerships, developing strategies to protect shareholder value and assuring ongoing compliance with the requirements of securities regulatory authorities. She also advises boards of directors on corporate governance matters. In addition, Ms. Penner has experience in the oil and gas area, structuring transactions involving domestic and offshore properties and the formation and financing of limited partnerships and joint ventures.

Scott Dawson, Director

Mr. Dawson has been the President and Chief Executive Officer of Open Range Energy Corp., a public oil and gas company, since November 30, 2005. Prior thereto, Mr. Dawson was President and Chief Executive Officer of Tempest Energy Corp., a public oil and gas company, from June 2000 to November 30, 2005. Prior thereto, Mr. Dawson was the President and Chief Executive Officer of Tier One Energy Corp., a public oil and gas company, from December 1996 to November, 1999.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date of this Annual Information Form, or has been, within the 10 years before the date of this Annual Information Form, a director or executive officer of any corporation (including the Corporation) that while that person was acting in that capacity:

   (i) was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder other than as set forth below:

> John A. Howard, Chairman of the Corporation, was the President, Chief Executive Officer and director of Sunoma Energy Corp. Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for court protection.

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Rockyview will be subject in connection with the operations of Rockyview. In particular, certain of the directors and officers of Rockyview are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Rockyview or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Rockyview. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Corporation is a party or in respect of which any of its property is the subject, nor are any such proceedings known to the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any director or executive officer of the Corporation, any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in any transaction during the year ended December 31, 2005 or during the current financial year that has materially affected or will materially affect the Corporation, other than as disclosed elsewhere in this Annual Information Form.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Olympia Trust Company at its principal office in Calgary, Alberta and its agent's office in Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, there are no material contracts entered into by Rockyview during the year ended December 31, 2005 which can reasonably be regarded as presently material.

INTEREST OF EXPERTS

Names of Experts

The only persons or companies who are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Corporation during, or relating to, the Corporation's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company, are PricewaterhouseCoopers LLP, the Corporation's independent auditors, Sproule and GLJ, the Corporation's independent engineering evaluators and Seaton-Jordan, the Corporation's independent undeveloped landholding evaluators.

Interests of Experts

To the Corporation's knowledge, no registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation's associates or affiliates (i) were held by PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan when PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan prepared the statement, report or valuation in question, (ii) were received by PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan after PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan prepared the statement, report or valuation in question, or (iii) is to be received by PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan.

Neither PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan, nor any director, officer or employee of PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee of the Corporation is comprised of John Howard (Chair), Nancy Penner and Scott Dawson. The following table sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Name and Municipality of Residence	Independent	Financially Literate	Relevant Education and Experience
John Howard Calgary, Alberta	Yes	Yes	As President and Chief Executive Officer of various publicly traded oil and gas issuers during the past 25 years and from his service on boards and audit committees of other publicly traded oil and gas issuers, Mr. Howard has developed practical experience and understanding of procedures for financial reporting.
Nancy Penner Calgary, Alberta	Yes	Yes	Ms. Penner's education and experience relevant to the performance of her responsibilities as an Audit Committee member are derived from more than 20 years' of law practice involving accounting and audit-related issues associated with complex commercial, securities and oil and gas transactions. She has also developed practical experience and understanding of internal controls and procedures for financial reporting from her service on Boards and audit committees of publicly traded issuers and a Crown corporation. She also continually pursues study on related subjects.

Scott Dawson Calgary, Alberta	Yes	Yes	As President and Chief Executive Officer of publicly traded oil and gas issuers during the past ten years and from his service on boards and audit committees of other publicly traded issuers, Mr. Dawson has also developed practical experience and understanding of procedures for financial reporting.

None of the members of the Audit Committee has a direct or indirect material relationship with the Corporation.

Pre-Approval of Policies and Procedures

Under the Mandate and Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

The Audit Committee has determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to the Corporation by PricewaterhouseCoopers LLP and in such case, only with the prior approval of the Audit Committee.

Audit Committee Mandate and Terms of Reference

Role and Objective

The Audit Committee is a committee of the Board of Directors (the "**Board**") of the Corporation to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Audit Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Audit Committee are as follows:

1. to assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;
2. to provide better communication between directors and external auditors;
3. to enhance the external auditor's independence;
4. to increase the credibility and objectivity of financial reports; and
5. to strengthen the role of the independent directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

Membership of Audit Committee

1. The Audit Committee will be comprised of at least three (3) directors of the Corporation or such greater number as the Board may determine from time to time and all members of the Audit Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 – Audit Committees ("**MI 52-110**") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.
2. The Audit Committee may from time to time designate one of the members of the Audit Committee to be the Chair of the Audit Committee.
3. All of the members of the Audit Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Audit Committee

It is the responsibility of the Audit Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to the Corporation's internal control systems:
   (a) identifying, monitoring and mitigating business risks; and
   (b) ensuring compliance with legal, ethical and regulatory requirements.

3. Review the annual and interim financial statements of the Corporation and related management's discussion and analysis ("**MD&A**") prior to their submission to the Board for approval. The process should include but not be limited to:
   (a) reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;
   (b) reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
   (c) reviewing accounting treatment of unusual or non-recurring transactions;
   (d) ascertaining compliance with covenants under loan agreements;
   (e) reviewing disclosure requirements for commitments and contingencies;
   (f) reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
   (g) reviewing unresolved differences between management and the external auditors; and
   (h) obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses and other offering documents, MD&A, annual information forms ("**AIF**") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Audit Committee must be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

5. Review and approve the disclosure of the Audit Committee information required to be included in the AIF of the Corporation prior to its filing with regulatory authorities.

6. With respect to the appointment of external auditors by the Board:

   (a) recommend to the Board the external auditors to be nominated;
   (b) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Audit Committee;
   (c) on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;
   (d) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
   (e) review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member(s) report to the Audit Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Audit Committee from time to time.

7. Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Audit Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

8. Review risk management policies and procedures of the Corporation (i.e. hedging, litigation and insurance).

9. Establish a procedure for:

   (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and
   (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10. Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Corporation.

The Audit Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The external auditors shall be required to report directly to the Audit Committee. The Audit Committee will also have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Audit Committee.

The Audit Committee may also retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at such compensation as established by the Audit Committee and at the expense of the Corporation without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Audit Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Audit Committee, unless the Chair is not present, in which case the members of the Audit Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Audit Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Audit Committee will be the same as those governing the Board unless otherwise determined by the Audit Committee or the Board.

4. Meetings of the Audit Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Audit Committee will be taken. The Chief Financial Officer will attend meetings of the Audit Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Audit Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Audit Committee consider appropriate.

6. Agendas, approved by the Chair, will be circulated to Audit Committee members along with background information on a timely basis prior to the Audit Committee meetings.

7. The Audit Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Audit Committee and assist in the discussion and consideration of the matters being considered by the Audit Committee.

8. Minutes of the Audit Committee will be recorded and maintained and circulated to directors who are not members of the Audit Committee or otherwise made available at a subsequent meeting of the Board.

9. The Audit Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

10. Any members of the Audit Committee may be removed or replaced at any time by the Board and will cease to be a member of the Audit Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as two members remain on the Audit Committee. Subject to the foregoing, following appointment as a member of the Audit Committee each member will hold such office until the Audit Committee is reconstituted.

11. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Audit Committee Chair.

External Auditor Service Fees

The following table sets forth the audit service fees billed by Rockyview's external auditor, PricewaterhouseCoopers LLP, for the period indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Description of Services
Audit Fees Fiscal Period Ended December 31, 2005	$35,000	Audit of consolidated financial statements
Audit – Related Fees Fiscal Period Ended December 31, 2005	$10,000	Review of interim financial statements

ADDITIONAL INFORMATION

Additional information relating to Rockyview may be found on SEDAR at www.sedar.com and also on Rockyview's website at www.rockyviewenergy.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Rockyview's securities and securities authorized for issuance under equity compensation plans is contained in Rockyview's information circular – proxy statement dated March 14, 2006 relating to the annual general meeting of shareholders to be held on April 20, 2006.

Additional information is also provided in Rockyview's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005, which documents may be found on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"**ABCA**" means the *Business Corporations Act* (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"**AEUB**" means the Alberta Energy and Utilities Board;

"**ARTC**" means Alberta Royalty Tax Credit;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Shares**" means the common voting shares in the capital of Rockyview;

"**Corporation**" or "**Rockyview**" means Rockyview Oil & Gas Limited, a corporation amalgamated pursuant to the ABCA and, unless the context otherwise requires, includes ROG and Rockyview Partnership;

"**Economic Life**" means, with respect to an oil and natural gas property, the time remaining before production of Petroleum Substances from the property is forecast to be uneconomic under forecast cost and price assumptions;

"**Espoir Arrangement**" means the plan of arrangement under the ABCA involving Rockyview, Espoir and the securityholders of Espoir;

"**Espoir GLJ Report**" means the February 27, 2006 report prepared by GLJ, evaluating the crude oil, natural gas and NGL reserves of Espoir, as at December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**GAAP**" means Canadian generally accepted accounting principles;

"**GLJ**" means GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;

"**NI 51-101**" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities adopted by the Canadian Securities Administrators;

"**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons (including condensate and NGLs), and all other substances (including sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith;

"**Reserve Value**" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax net cash flow from the total proved plus probable reserves shown in the most recent engineering report relating to such property, discounted at 10% and using forecast price and cost assumptions (a common benchmark in the oil and natural gas industry).

"**Rockyview Partnership**" means Rockyview Energy Partnership, a general partnership organized under the laws of the Province of Alberta;

"**Rockyview Sproule Report**" means the February 15, 2006 report prepared by Sproule, evaluating the crude oil, natural gas and NGL reserves of Rockyview, as at December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**ROG**" means Rockyview Oil & Gas Ltd., a corporation amalgamated pursuant to the ABCA;

"**Seaton-Jordan**" means Seaton-Jordan & Associates Ltd., independent land evaluators, Calgary, Alberta;

"**Seaton-Jordan Report**" means the independent evaluation dated February 6, 2006, prepared by Seaton-Jordan in respect of Rockyview's undeveloped lands, effective December 31, 2005;

"**SEDAR**" means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval;

"**Sproule**" means Sproule Associates Limited, independent petroleum consultants, Calgary, Alberta;

"**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended;

"**TSX**" means the Toronto Stock Exchange; and

"**United States**" or "**U.S.**" means the United States of America.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		**Natural Gas**	
bbl	one barrel	mcf	one thousand cubic feet
bbls	barrels	mmcf	one million cubic feet
bbls/d	barrels per day	bcf	one billion cubic feet
mbbls	thousand barrels		
boe	barrels of oil equivalent of natural gas on the basis of 1 boe for 6 mcf of natural gas (unless otherwise indicated)	mcf/d	one thousand cubic feet per day
mboe	one thousand barrels of oil equivalent	mmcf/d	one million cubic feet per day
mmboe	one million barrels of oil equivalent	GJ	gigajoule
boe/d	barrels of oil equivalent per day.	GJs/d	gigajoules per day
NGL	natural gas liquids	btu	British thermal unit
stb	standard stock tank barrel	mmbtu	million British thermal units

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Other

WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("10^3m^3")	0.0282
thousand cubic metres	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

SCHEDULE A
REPORT ON RESERVES DATA BY SPROULE ASSOCIATES LIMITED IN ACCORDANCE WITH FORM 51-101F2 (ROCKYVIEW RESERVES AS AT DECEMBER 31, 2005)

To the Board of Directors of Rockyview Energy Inc. (the "**Corporation**"):

1. We have prepared an evaluation of the Corporation's Reserves Data as at December 31, 2005. The Reserves Data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the Reserves Data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the Reserves Data of the Corporation evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) (Thousands of Dollars)			
			Audited ($)	Evaluated ($)	Reviewed ($)	Total ($)
Sproule Associates Limited	Evaluation of the P&NG Reserves of Rockyview Energy Inc., as of December 31, 2005 prepared February 15, 2006	Canada	0	120,197	0	120,197

5. In our opinion, the Reserves Data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after its preparation date.

7. Because the Reserves Data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
March 24, 2006

(Signed) "*Bob Johnson*", B.Sc., P. Eng
Manager, Engineering

SCHEDULE B
REPORT OF ROCKYVIEW MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE IN ACCORDANCE WITH FORM 51-101F3 (ROCKYVIEW RESERVES AS AT DECEMBER 31, 2005)

Management of Rockyview Energy Inc. (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors of the Corporation has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) Steven Cloutier
President and Chief Executive Officer

(Signed) Daniel Allan
Chief Operating Officer

(Signed) John Howard
Director

(Signed) Scott Dawson
Director

March 24, 2006

SCHEDULE C
REPORT ON RESERVES DATA BY GLJ PETROLEUM CONSULTANTS LTD.
IN ACCORDANCE WITH FORM 51-101F2
(ESPOIR RESERVES AS AT DECEMBER 31, 2005)

To the Board of Directors of Rockyview Energy Inc. (the "**Corporation**"):

1. We have prepared an evaluation of Espoir Exploration Corp. Reserves Data as at December 31, 2005. The Reserves Data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the Reserves Data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the Reserves Data of the Corporation evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's Board of Directors:

5.

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) (Thousands of Dollars)			
			Audited ($)	Evaluated ($)	Reviewed ($)	Total ($)
GLJ Petroleum Consultants Ltd.	Evaluation of the P&NG Reserves of Espoir Exploration Corp., as of December 31, 2005 prepared February 27, 2006	Canada	0	59,652	0	59,652

6. In our opinion, the Reserves Data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

7. We have no responsibility to update this evaluation for events and circumstances occurring after its preparation date.

8. Because the Reserves Data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd.
Calgary, Alberta
March 24, 2006

(Signed) "*Terry L. Aarsby*", P.Eng.
VP Corporate Evaluations

SCHEDULE D
REPORT OF ROCKYVIEW MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE IN ACCORDANCE WITH FORM 51-101F3 (ESPOIR RESERVES AS AT DECEMBER 31, 2005)

Management of Rockyview Energy Inc. are responsible for the preparation and disclosure of information with respect to Espoir Exploration Corp. (the "**Corporation**") oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors of the Corporation has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) Steven Cloutier
President and Chief Executive Officer

(Signed) Daniel Allan
Chief Operating Officer

(Signed) John Howard
Director

(Signed) Scott Dawson
Director

March 24, 2006